Herald Resources Limited
ACN 008 672 071
ABN 15 008 672 071

50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

DATE: 31 JULY 2002
EXEMPTION #82-4295

02049069

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

By Fax: 1 202 942 9624 **30 pages incl**

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date

Quarterly Report for the period ended 30 June2002
with covering letter, 31 JULY 2002

Yours faithfully

M P WRIGHT
Executive Director

dw 8/6

Herald Resources Limited
ACN 008 672 071
ABN 15 008 672 071

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

31 July 2002

The Manager, Companies
The Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

By Facsimile: **1300 300 021** **30 pages follow**

Dear Sir

Re: Quarterly Report for the three months ended 30 June 2002

Please find attached the above for lodgement.

Yours faithfully

M P WRIGHT
Executive Director

Enc:

Exec\corp\asx\alldocs\commout\annjul02

Herald Resources Limited

QUARTERLY REPORT

FOR THE THREE MONTHS ENDED

30 JUNE 2002

31 JULY 2002

exec/corp/asx/alldocs/reports/qrjun02.doc

CORPORATE DIRECTORY

Registered and Head Office

Level 3
50 Colin Street
West Perth WA 6005

Tel: (61 8) 9322 2788
Fax: (61 8) 9481 1669
Email: hrl@herald.net.au

Directors

Terry Allen
Michael Wright
Graeme Hutton

Capital structure

* Issued & listed capital: 49,352,997 shares

Last sale price: $0.50

Market capitalisation: A$25M

Major shareholders:

Management 28%

* Post completion of IAX Plan of Arrangement

Exploration Projects

Western Australia
Coolgardie
Sandstone
Montague
Crater
Kintore
Ida Valley

New South Wales
Gulgong
Mt David

Indonesia
Dairi (Sumatra)
Belitung Island

For all announcements, broker research etc., please check our website:

www.herald.net.au

KEY POINTS

COOLGARDIE PROJECT - GOLD

- Production to commence in August (page 5)
- Significant exploration results from several areas (page 6)

DAIRI PROJECT – ZINC / LEAD

- Pre – feasibility study commenced (page 10)
- Major new exploration discovery likely (assays awaited) (page 10)

SANDSTONE PROJECT - GOLD

- Encouraging exploration results at Beefwood prospect (page 16)

MONTAGUE PROJECT - GOLD

- Significant intersections continue to be reported by operator Gateway Mining (page 17)

GULGONG PROJECT - GOLD

- Drill results trigger change in emphasis (page 19)

CORPORATE

- Herald moves to 100% ownership of IAX, thereby giving direct 80% ownership in Dairi Project (page 10)



140°E
130°E
120°E
110°E
100°E
10°N
0°
10°S
0
250
500 Km
N
IRIAN JAYA
AUSTRALIA
HALMAHERA
SERAM
BURU
TIMOR
FLORES
SUMBA
SUMBAWA
BALI
PHILIPPINES
KALIMANTAN
BRUNEI
MALAYSIA
BELITUNG
Sn, Zn, Pb, Ag
I N D O N E S I A
Surabaya
JAVA
Jakarta
Pontianak
VIETNAM
THAILAND
LOEI
Zn, Ba
Bangkok
Kuala Lumpur
Singapore
SUMATRA
Medan
DAIRI
Zn, Pb, Ag

LOCATION MAP OF INDONESIA AND THAILAND SHOWING HERALD GROUP PROPERTIES


BONNIEVALE
CAMEL PADDOCK
GUNGA
PATRICIA JEAN
CNX
MYSTERY MINT
MYSTERY MINT
J.V. AREA
RAINBOW
J.V. AREA
BAYLEYS
(LINDSAYS PANEL)
BAYLEYS
(PRICES PANEL)
LINDSAYS
3 MILE HILL
GREENFIELDS
BAYLEYS
KINGS CROSS
KING SOLOMON
Coolgardie
Township
BRILLIANT
COOLGARDIE
DOME
EMPRESS
NORTH
KUNANALLING
SHEAR
GREAT EASTERN HIGHWAY
Perth - Kalgoorlie Railway
Granitoids
Ultramafic rocks
extrusive & intrusive
Metabasalts/Mafic intrusives
Felsic volcanics,
volcaniclastics & sediments
0 2 4 6 8km
N
Herald Resources Limited
COOLGARDIE AREA
GEOLOGY

WESTERN AUSTRALIA

COOLGARDIE PROJECT

(Coolgardie Mineral Field, WA)
Herald 50%

CORPORATE

All approvals for the commencement of the Coolgardie Joint Venture (CJV) were obtained, and plans to commence full production at Coolgardie in August are on track.

The CJV is a 50/50 joint venture between Herald and MPI/Pittston. Additionally, Herald is entitled to receive $20 oz from MPIP from production (excluding Empress) up to a total of $2.5m.

PRODUCTION

Refurbishment of the 1.2mtpa Coolgardie treatment mill has been completed on schedule, and commissioning on low grade ore commenced on 19 July 2002. By the end of July some 18,000 tonnes had been treated.

Toll milling of ore from White Foil (on behalf of Cogema subsidiary Mines & Resources of Australia Pty Ltd) is scheduled to take place in the months of August and September. The toll milling agreement runs for up to 3 years and is on a cost plus basis, thereby minimizing risk to the CJV. Toll milling and CJV ore will be undertaken in alternate batches throughout the year.

Herald's share of toll milling revenue should also be 100% profit as the cost of the mill is fully written off in Herald' books.

Grade control drilling has started at Lindsays open pit, with mining of this deposit to commence in August, with milling taking place in October.

Barminco have been appointed as mining contractors for the high grade Empress underground mine. Approximately 400m of the decline out of a total of 1750m had been rehabilitated by month end, with first ore production from this source scheduled for January 2003.

RESERVES AND RESOURCES

Full details are provided in the table below. The present CJV mine plan aims to produce the following over the next 4 years: (all figures 100% project totals)

Empress	320,000t @ 8.9 glt
Lindsays	900,000t @ 2.0 glt
Greenfields	900,000t @ 1.9 glt

producing approximately 200,000 ozs of gold (ie: 50,000 ozs p.a). Cash cost before toll milling credits, are estimated at $377/oz.

Herald has forward sold 60% of its share of production at $606 per oz, thereby guaranteeing a high expected profit margin on these ounces.

COOLGARDIE GOLD PROJECT
CJV RESERVES & RESOURCES TABLE

	Reserves			Resources (Including Reserves)					
	Probable			Measured		Indicated		Inferred	
	Tonnes	*Grade (g/t Au)*	*Ounces*	*Tonnes*	*Grade (g/t Au)*	*Tonnes*	*Grade (g/t Au)*	*Tonnes*	*Grade (g/t Au)*
Open Pit									
Lindsays	843,000	2.1	56,000			6,400,000	1.9		
Greenfields	892,000	1.9	54,000			2,000,000	1.6	300,000	1.3
King Solomon Ext						490,000	1.7	310,000	2.1
Queen of Sheba						420,000	2.1	180,000	2.0
Empress / Alicia				155,000	1.5	270,000	1.5	125,000	1.7
Cookes				19,000	1.5	46,000	1.8	33,000	1.9
Friendship				66,000	1.4	34,000	1.5		
Happy Jack				30,000	1.4	56,000	1.4	21,000	1.7
Underground									
Empress North	256,000	8.8	72,000			209,000	11.7	45,000	14.0
Brilliant				140,000	4.3	230,000	4.4		
Low Grade Stockpiles				1,539,000	0.8				
TOTAL	1,991,000	2.9	182,000	1,949,000	1.2	10,155,000	2.1	1,014,000	2.3
Total Contained Gold	182,000 ozs			71,000 ozs		681,000 ozs		75,000 ozs	
TOTAL ESTIMATED CONTAINED GOLD								827,000 ozs	

EXPLORATION Herald 50%

The following information is based on reports provided by MPI personnel who are managing all exploration.

A total of 4,208.9m of RC drilling and 425.1m of diamond drilling was completed during the quarter. Targets were located at Battery (the northern strike continuation of the previously mined Brilliant Pit), Greenfields, Empress South, Lady Loch and Surprise. Results of all drilling are presented in Appendix 1.

Battery

Drilling on the Battery tenements was designed to test the historic Brilliant line of mineralisation as it trends northward beyond the Brilliant Pit, and through to Harmony Gold's Rose Hill resource located immediately to the north. Ownership of the Battery area is New Hampton Mining to 30m (M15/1204), CJV (M15/152) below 30m.

Some of the better intersections were:

Hole ID	From m	To m	Length m	Grade g/t Au	Comments
TNG1732R	56	62	6	5.53	HW1 Lode
TNG1733R	92	96	4	11.1	HW1 Lode
TNG1734R	56	64	8	4.59	HW1 Lode
TNG1736R	31	40	9	3.06	HW2 Lode
TNG1737R	104	126	22	1.92	FW2 Lode
TNG1740R	120	127	7	2.07	FW2 Lode

These results have defined moderate grade lode lengths of up to 70-80m, however, the potential for a continuously mineralised surface extending south from Rose Hill has been discounted. The better intercepts returned to date all appear to be concentrated on the north side of the NNE trending Redemption Fault, highlighting further exploration potential along this structure.

Greenfields

RC and diamond drilling was completed at Greenfields to verify previous strong RC intercepts in the central portion of the resource area beneath the current pit floor. Best results included:

Hole ID	From m	To m	Length m	Grade g/t Au
GFR429	40	50	10	2.18
	88	98	10	3.78
GFR430	104	125	21	2.24
GFR433	112	124.5	12.5	2.45
GFR434	58	67	9	2.30
	72	83	11	4.36

Compilation and geological interpretation of the above results is continuing.

Empress South

Drilling tested the plunge extent of open stockwork and vein style mineralisation. The main intersections were:

Hole ID	From m	To m	Length m	Grade g/t Au	Comments
TNG1722R	84	93	9	1.49	Empress South Stockwork
TNG1723R	54	55	1	5.90	Empress vein
TNG1724RD	83	84	1	59.3	Western Stockwork

The drilling has confirmed the flat northerly plunge of the near-surface Empress Vein. The Empress South Stockwork requires further testing down plunge to the south.

Lady Loch, Surprise

Drilling of 4 RC holes at Lady Loch and Surprise failed to intersect any significant mineralisation, however, additional targeting work is recommended based on the structural framework and alteration at these prospects which have similarities to the Empress area.


800E
900E
1000E
1100E
1200E
800mRL
700mRL
600mRL
500mRL
300mRL
SOP52D
SOP17D
SOP59D
JE
JU
DA
SO
BO
9m @ 6.0% 4.4% 11g/t
1.8m @ 10.3% 6.6% 4g/t
10m @ 7.5% 0.5% 10g/t
237.55
1.3m @ 12.9% 8.9% 8g/t
13m @ 3.7% 2.3% 3g/t
3.3m @ 4.3% 3.5% 14g/t
10.2m @ 3.4% 1.8% 13g/t
1.9m @ 8.5% 3.7% 36g/t
6.4m
6.2m
Massive Sulphide / Shale
3.0m Massive
Sulphide / shale
541.10
DHEM
MODELLED
STRONG
CONDUCTOR
3.1m Massive Sulphide
532.30
LEGEND
DA Dagang: siltstones, dolomitic siltstones
JU Julu: carbonaceous shales, calc-siltstones
Massive sulphide horizons
JE Jehe: massive dolomite
MVT mineralised zones
SO Sopokomil: marl, shale and dolomite
BO Bongkaras: dolomite
Faults
Width % Zn % Pb g/t Ag
0
100
200m
HERALD RESOURCES LIMITED
DAIRI PROJECT - SUMATRA
SOPOKOMIL PROSPECT
LAE JEHE SECTOR
CROSS SECTION 1000N


BONGKARAS
Parongil KP
Dairi CoW
DTEM DEEPS TARGET
July 2002 DDH
LAE JEHE DEEPS DHEM TARGET
BASUKI LODE
BASE CAMP
ANJING HITAM
GN
UTM
Massive Sulphide Outcrop
Zn/Pb Oxide Deposit
Sedex Trace
DAIRI PROJECT
SOPOKOMIL PROSPECT
LAE JEHE DEEPS TARGET
SCALE 1: 12500
0 100 200 300 400 500
sopbong.dgn

OFFSHORE ACTIVITY

CORPORATE

Shareholder and Court approvals for the Plan of Arrangement with Canadian subsidiary International Annax Ventures Inc (IAX) were obtained in July. Final issuance of Herald shares in exchange for IAX shares is expected in the next few days. This will give Herald 100% ownership of IAX, and hence a direct 80% interest in the Dairi Project

INDONESIA

DAIRI PROJECT	Herald Resources Ltd	80%
NORTH SUMATRA	PT Aneka Tambang	20%

Prefeasibility Study

Following the completion of exploration at Lae Jehe (see below) the drilling rigs will be moved in August to carry out delineation drilling at the Anjing Hitam main deposit where current resources are 10.0Mt @ 15.3% Zn, 9.4% Pb, 14g/t Ag. The drilling will initially target the SE strike extension and the downdip extension at the SE end where there is a degree of openness. Then, as part of the prefeasibility stage, specific infill drilling for continuity, geotechnical and metallurgical bulk sample requirements will continue into the March quarter 2003.

Preliminary environmental studies have already been commissioned with conceptual mine planning and site survey to start soon. This will be followed by deposit geotechnical and metallurgical testwork later in the year.

Exploration

Lae Jehe, Loren's Find

Exploratory drilling (2 rigs) commenced in early July at the **Lae Jehe Deeps sedex target** and the **Loren's Find oxide Zn/Pb** prospect in the Pondok Gambir sector. No assays are yet available, however, the first hole at Lae Jehe Deeps, has intersected two shale hosted sulphide zones in the main target position:

DRILL HOLE NO:	*INTERVAL*	*DESCRIPTION*
SOP 59D	335.8 – 342.2m	6.4m of mixed pyritic sulphide and shales of likely medium grade
SOP 59D	345.2 – 351.4m	6.2m of massive sphaleritic and pyritic sulphide and shale, ie likely high grade

These intercepts, which are not far from being true thickness, more or less coincide with the upper part of a modelled downhole EM strong conductor which is 400m in length and about 300m dip extent. They project about 120m from a mineralised zone in the 2001 updip hole SOP 52D which was above the main conductor, but still had significant intercepts of:

1.3m	@ 12.9% Zn,	8.9% Pb, 8g/t	Ag;
13.0m	@ 3.7% Zn,	2.3% Pb, 3g/t	Ag

This suggests that there is potential for even stronger mineralisation downdip from the SOP 59D intercepts. There is also a more extensive, less well defined UTEM ground geophysics anomaly embracing the DHEM anomaly and extending NE (downdip). It is important to note that significant mineralisation has now been traced over about 500m of strike and 350m of dip extent which will be increased if the main part of the DHEM conductor reflects massive sulphide mineralisation, which now seems quite likely.

Two further zones of sulphide have been intersected further down the hole:

DRILL HOLE NO:	*INTERVAL*	*DESCRIPTION*
SOP 59D	440.4 – 443.4m	3.0m with 30% massive sulphide, likely significant grade
SOP 59D	499.2 – 502.3m	3.1m of sphalorite rich massive sulphide, ie likely high grade

It is intended to complete the current hole through to the Jehe carbonate unit then move to a site 200m SE along strike, targeting the main sedex horizons, in the heart of the DHEM anomaly, 150m downdip from previous hole SOP 54D, which had intercepts of:

2.8m	@ 10.2% Zn,	4.6% Pb, 3g/t	Ag;
15.6m	@ 3.8% Zn,	1.9% Pb, 3g/t	Ag
3.0m	@ 5.5% Zn,	3.3% Pb, 5g/t	Ag

Three shallow diamond holes were completed at Loren's Find oxide Zn/Pb prospect during July. Relatively shallow, pervasively clay weathered material of 20-30m thickness has been encountered, overlying fresh, unmineralised Jehe carbonate. It is suspected that the clay carries oxide Zn and Pb mineralisation, but not particularly high grade. Assays are awaited.

Reconnaissance

At the start of the quarter, while awaiting resolution of administrative matters, sub-regional exploration was continued at the **Lubuk Raya** prospect and on the western flank of the **Sopokomil Dome**. At the former, some grid auger drilling was carried out on interpreted blocks of carbonate rocks that had previously registered anomalous Pb/Zn/Ag values in soil sampling. Ferruginous, chocolate clays inferred to be weathered, mineralised carbonate rocks, and assaying up to 1.81% Zn, 1.04% Pb and 8g/t Ag were encountered in many of the holes but the economic implications are not known at this stage.

Mapping and reconnaissance on the western flank of the Sopokomil Dome located mostly dolomitic siltstones, wackes and some ferruginous shales with dominantly SW dips as expected. No indications of surfacing massive sulphides were observed, while stream sediments with values to 161ppm Zn and 43ppm Pb and rock chips to 737ppm Zn, 372ppm Pb and 0.9g/t Ag were the best values obtained.

Administrative

As previously advised, the project has been unitized into one Generation 7 Contract of Work of 27,240ha, a significant achievement illustrating how co-operation between the National Government and local Regency Government in the new decentralisation era can work. The CoW continues on in the fourth year of the exploration stage.


TANAH PINEM
98°10' E
98°15' E
3°00' N
BULULAGA
Pb-Zn-Ag
JUHAR BLOCK
SINAR PAGI
Pb, Zn
Pb, Ag
TIGA LINGGA BLOCK
LUBUK RAYA
Pb, Zn, Ag
JUMABATU
TIGA LINGGA
2°55' N
Excised Area
2°50' N
PARONGIL
BONGKARAS
PONDOK GAMBIR
SOPOKOMIL
BONGKARAS
LAE JEHE
BASE CAMP
ANJING HITAM
SOPOKOMIL PROSPECT
LAE PUNCU
SIDIKALANG
2°45' N
98°05' E
98°10' E
LOCATION MAP
Medan
MAP AREA
SUMATRA
0
5 kilometres
APPROVED UNITISED CoW AREA FROM APRIL 2002
Pb-Zn
LEAD - ZINC MINERALISATION

DAIRI PROJECT

LOCATION PLAN SHOWING SOPOKOMIL AND OTHER LEAD - ZINC PROSPECTS

BATU BESI PROJECT
BELITUNG ISLAND
PROVINCE OF BANGKA-BELITUNG

Herald 100%
(Timah 3-5% royalty)

Herald has a co-operation agreement with PT Tambang Timah, the major Indonesian tin producer, to explore and develop hard-rock tin deposits in two KP tenements of about 40,000ha on Belitung Island. Tin and kaolin mining is a major segment of the economy of the new province of Bangka-Belitung.

Due to the significance of the Dairi Project, Herald is currently looking for a partner to fund a program of drilling and metallurgical testwork at the Batu Besi skarn deposits where significant resources of tin with accompanying fluorite, magnetite and copper have been demonstrated.

Discussions were held with several groups during the quarter.

THAILAND

LOEI PROJECT (ZINC-BARITE)
LOEI PROVINCE

Herald beneficial interest 80%

No work was conducted at this property during the quarter. Again discussions have been held with other parties with a view to farming out the project.


REGIONAL PROJECT LOCATIONS
Herald Resources Limited
★ EXPLORATION PROJECTS
WESTERN AUSTRALIA
NORTHERN TERRITORY
SOUTH AUSTRALIA
QUEENSLAND
NEW SOUTH WALES
VICTORIA
TASMANIA
DARWIN
Broome
Nullagine
Newman
Meekatharra
CRATER
Sandstone
MONTAGUE
SANDSTONE
IDA VALLEY
KINTORE
Coolgardie
Kalgoorlie
COOLGARDIE
PERTH
Tennant Creek
Mt Isa
Townsville
BRISBANE
GULGONG
MT DAVID
Canberra
SYDNEY
MELBOURNE
ADELAIDE
HOBART


0 5 10
kilometres
Meekatharra
Barrambie
SANDSTONE NORTH
Agnew
BILLY'S CHARM
Sandstone
NEWTOWN
OROYA
Mt. Magnet
DAIRY BORE
HACKS
MAGNET ROAD
BULLOAK
HILLVIEW
EDALE
Edale Fault
TROY RESOURCES BULCHINA MINE
TWO MILE HILL
SHILLINGTON
Sandstone Greenstone Belt
INDOMITABLE
NUNNGARRA
GOAT FARM
EUREKA
PLUM PUDDING
TWIN SHAFTS
IRON KNOB
LADYBIRD
RAFFERTY'S EAST
LIGHTNING WELL
VANGUARD
MANINGA MARLEY
HAVILAH
BELLCHAMBERS
Youanmi
Youanmi
Paynes Find
HERALD INTERESTS
HERALD TENEMENTS 100%
MAGNET ROAD / LIGHTING WELL J.V. 85%
MINING OPERATIONS
SIGNIFICANT PROSPECTS, OLD MINES
Herald Resources Limited
SANDSTONE AREA

SANDSTONE JOINT VENTURE (East Murchison Mineral Field, WA)

EXPLORATION Herald 100%, diluting to 40%

The following information is based on reports provided by Troy Resources personnel who are managing the Sandstone JV. Troy has the right to earn up to a 60% interest by the expenditure of $3M over 5 years. Total expenditure claimed by Troy to 30 June 2002 was approximately $3M.

A total of 1,838m of RC drilling, 3,896m of RAB drilling and 289m of aircore drilling was completed during the quarter. Significant drill results are presented in Appendix 2.

Beefwood

A further 14 RAB holes for 848m were completed following a detailed evaluation of geochemical and structural data. The best holes, TAR250 and TAR251, returned 5m @ 1.19g/t Au (from 35m) and **10m @ 2.65g/t Au** (from 25m) respectively. **Further RAB drilling is now planned** at the Beefwood prospect where the mineralisation is open along strike and down dip.

Indomitable

An orientation RAB drilling programme of 52 holes for 962m was carried out to test the buried palaeosurface / residual profile in covered areas. The programme highlighted a number of anomalies for further testing and 3 aircore holes for 289m were completed on one such laterite anomaly and returned low grade mineralisation including 5m @ 0.98g/t Au from 10m in TAC042.

Also in the orientation programme, holes drilled on section 733500E intersected significant laterite mineralisation with best intersections of 10m @ 0.74g/t Au from 5m in TAR275 and 5m @ 1.73g/t Au from 5m in TAR276. These results confirm the continuity of shallow widespread laterite mineralisation in this area. The blanket of anomalous laterite varies in thickness from 5–10m and is covered by up to 5m of barren transported gravels.

In addition, 4 RAB holes for 258m were drilled to test an interpreted NNW trending shear zone where it cuts a northerly trending BIF horizon but these holes failed to intersect any significant gold mineralisation.

A further 8 RAB holes for 529m were drilled over two other surface geochemical anomalies but failed to intersect any significant bedrock anomalies.

Hacks and Oroya

RC drilling has been completed at the Hacks and Oroya Reefs following a comprehensive compilation of historical data and 3D orebody modelling by Mapability Pty. Ltd.

RC drilling (11 holes for 868m) at Hacks intersected the structure in the near surface position and yielded low grade mineralisation confined to narrow widths.

RC drilling (11 holes for 970m) at Oroya tested the down-dip position along the Juno Branch and the main Sandstone Reef along approximately 170m of strike and to a vertical depth of 90m. The mineralisation has been confirmed to thicken at the junction between the Sandstone Reef and the Juno Branch with a best intercept of 7m @ 6.20g/t Au from 70m in TRC048.

MONTAGUE

(East Murchison Mineral Field, WA)
Herald 15%

MONTAGUE

The following information is based on reports provided by Gateway Mining NL, manager of the Montague JV. Gateway hold 85% an equity in this project. Significant drill results are presented in Appendix 3.

Airport (M57/99)

A total of 1,440 m of RC drilling was completed at Airport with 21 holes testing the central Zone and 2 holes targeting the Western Zone. The Airport bedrock anomaly extends over a strike of 750m within a Western, Central and Southern Zone.

Best results from within the Central Zone drilling included **8m @ 30.0g/t** Au from 28m in GRC015 and **5m @ 8.94g/t** Au from 41m in GRC018. Gold is associated with flat dipping quartz veins that may be stacked en echelon down dip controlled in vertical lodes. Gold mineralisation remains open down dip and at depth. The full extent of the mineralisation is still unknown. Further RC drilling is scheduled for the next quarter.

Drilling in the Western Zone produced a best result of 2m @ 1.47g/t Au from 36m in GRC028. More drilling is warranted to further test the Western Zone where drilling is still at 50m spacings.

Caledonian/Detour Trend (M57/48)

12 RAB holes were drilled for a total of 374m. Holes spaced at 50m intervals drilled to refusal on one line highlighted two significant anomalies. Gold-arsenic anomalism in the westernmost hole GRB1267 returned peak values of 0.16g/t Au and 1394ppm As – this mineralisation may be the southern extension of the Detour Prospect located 1km to the northwest, outside the JV ground. Gold anomalism at the eastern end of this traverse peaked at 0.14g/t Au with significant quartz veining that may correlate with the Caledonian trend to the south. More drilling is warranted in these areas.

Montague Boulder (M57/98)

11 RAB holes were drilled for a total of 469m. Drilling tested significant quartz veining observed in the walls of the southeast corner of the Montague Boulder open cut. Drilling encountered significant gossanous quartz veining and anomalous gold and arsenic values. Results included 3m @ 1.16g/t Au in GRB1289 and peak arsenic of 1499ppm from hole GRB1296. Interpretation of previous drilling suggests the possibility of a southeast plunging extension to the Montague Boulder mineralisation.

CRATER

(East Murchison Mineral Field, WA)
Herald 20%

No work was carried out during the quarter. RAB drilling by Gateway Mining NL, the JV partner, is planned for the next quarter.

IDA VALLEY

(East Murchison Mineral Field, WA)
Herald 100%

No work was carried out during the quarter.

KINTORE

(Coolgardie Mineral Field, WA)
Herald 100%

Herald is currently re – evaluating this project.

NEW SOUTH WALES

MOUNT DAVID

(Lachlan Fold Belt, New South Wales)
Herald 100%

The 251 km^2 Mount David Project consists of two exploration licences in the Oberon – Rockley – Mount David area of NSW. During the Quarter, Herald completed a 915m RC and 1892m RAB drilling programme over selected targets along the Native Dog Fault structural trend in the east of the area between Dad's Millions and Wildcat Area 4.

Dad's Millions

6 RC holes for 615m were completed at this old gold mine prospect. A best intersection of 4m @ 3.5g/t Au from 8m in DHR01 was made near a previous best intersection of 10m @ 3.1g/t Au from 44m in DMJ1. The next best intersection in the recent drilling was 2m @ 1.51g/t Au from 58m in DHR05. Drilling also intersected some moderate grade silver (4m @ 100g/t Ag from 16m in DHR05) and low grade Pb/Zn mineralisation. Further evaluation of the results is required before any further work can be proposed for this prospect.

Northern Stockwork

A 4 hole RAB traverse was completed at this prospect following up on a previous intersection of 4m @ 1.3 g/t Au from 28m in RC84CP13. The drilling failed to reproduce the original intersection and no further work is planned here.

Wildcat Creek Prospect

3 RC holes for 300m were completed around a previous intersection of 6m @ 2.89g/t Au from 24m in RC84CP2. The best intersection in the recent drilling was 4m @ 0.63g/t Au from 16m in WHR01. Overall, the results have downgraded this prospect.

Wildcat Areas 1, 2, 3 and 4.

A series of RAB drilling traverses were completed across areas of previously defined soil geochemical gold anomalies. A number of anomalous intersections were made with the best results being 4m @ 1.19g/t Au from 28m in WHP17 located in Wildcat Area 2 and 4m @ 0.89g/t Au from 24m in WHP24 in Wildcat Area 3. Wildcat Areas 1 and 4 failed to yield any significant intersections. The RAB intersections in Wildcat Areas 2 and 3 are the first intersections in these areas and may require some follow up to better assess the potential of these prospects.

Other Prospects

The western areas of the Project contain known structurally controlled gold and copper deposits associated with mainly Ordovician volcanic/volcaniclastic rocks and these areas require further assessment. Herald has also previously defined copper/gold soil anomalies in these western areas which are yet to receive any follow up work.

GULGONG

(Lachlan Fold Belt, New South Wales)
Herald earning 75%

Herald has a joint venture with unlisted Lach Drummond Resources Pty Ltd over the 107 km^2 exploration licence, EL5856, at Gulgong, NSW. Herald has the right to earn 75% equity by spending a total of $5M over 6 years.

The EL had previously been covered with low level, high resolution aeromagnetics which had delineated a number of bullseye magnetic targets which were interpreted to possibly represent buried porphyry intrusions of the Cadia-Ridgeway style.

During the Quarter, Herald completed 64.7 line km of ground magnetics over selected anomalies to assist in better targeting for drilling. A total of 1877 m of RC drilling in 9 holes was completed at the Lewis, Black Lead1 and Coming Event anomalies in traverses that gave maximum chance of hitting any intrusive porphyry bodies and/or any associated mineralisation. The drilling did not locate any sign of intrusives or any associated mineralisation and these particular magnetic anomalies are now thought to be probably reflecting structurally controlled magnetic zones within the Ordovician volcaniclastics.

Whilst these results are disappointing they **tend to more strongly suggest that the +0.5M oz of historical alluvial gold mined in the Gulgong region was derived from the central known high grade vein deposits along the Bells – Louisiana – Red Hill trend line. They therefore enhance the prospectivity of this trend line as the sole source of the historical alluvial gold and now mean that more attention will be focused on this trend line.** Very little or, in most cases, no drilling at all has been directed at these high grade targets.

CORPORATE

WORKING CAPITAL

At the end of the quarter, the Herald Group held working capital of $5.7m.

GOLD PRICE PROTECTION / INCOME GENERATION

At the end of the quarter, the Company held the following positions:

(All prices in $A unless otherwise specified)

TYPE	NO. OF OZS	SELLING PRICE	MATURITY
Gold forward sales	60,000	$606	Oct 02 – July 06

M P WRIGHT
Executive Director

NOTE: Sections of the information contained in this report are based on information compiled by or supervised by: Mr B Kirkpatrick BSc, MAusIMM, MAIG, a full-time employee of Herald Resources Limited, who is a Corporate Member of the Australian Institute of Mining and Metallurgy and who has had more than five years relevant experience.

The information in this report that relates to Mineral Resources (Empress) is based upon information compiled by Mr qJohn Rowe, who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Rowe is employed by Mining Project Investors Pty Ltd. Mr Rowe has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and the activity which he is undertaking to qualify as a Competent Person as defined in the 1999 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves" (JORC Code). Mr. Rowe consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.

exec/corp/asx/alldocs/reports/qmar02.doc

APPENDIX 1
COOLGARDIE PROJECT
SIGINFICANT DRILLING INTERCEPTS

Table 1
Empress South - RC/RD Drilling
Significant Intersections
(>1.0 g/t Au)

Hole Number	Grid North	Grid East	Dip/ Azimuth	Total Depth (m)	Significant Results (1.0 g/t Au lower cut off grade)				
					From (m)	To (m)	Interval (m)	Grade (g/t Au)	Lode
TNG1722 - R	9000.00	4877.10	-60/090	132.00	84.00	93.00	9.00	1.49	ESS
TNG1723 - R	8980.10	4878.80	-60/090	108.00	40.00	43.00	3.00	2.09	WS
					54.00	55.00	1.00	5.90	EV
					80.00	83.00	3.00	2.33	ESS
TNG1724 - RD	9040.00	4859.80	-60/090	171.00	83.00	84.00	1.00	59.30	WS
TNG1725 - RD	9060.00	4865.50	-60/090	163.20	129.00	130.50	1.50	3.45	ESS
TNG1726 - RD	9080.10	4857.90	-60/090	210.50				NSR	

Table 2
Lady Loch - RC Drilling
Significant Intersections
(>1.0 g/t Au)

Hole Number	Grid North	Grid East	Dip/ Azimuth	Total Depth (m)	Significant Results (1.0 g/t Au lower cut off grade)				
					From (m)	To (m)	Interval (m)	Grade (g/t Au)	Lode
TNG1727 - R	6571059.00	327034.20	-60/225	120.00				NSR	LLV
TNG1728 - R	6571062.20	326999.60	-60/225	114.00				NSR	LLV

Table 3
Surprise - RC Drilling
Significant Intersections
(>1.0 g/t Au)

Hole Number	Grid North	Grid East	Dip/ Azimuth	Total Depth (m)	Significant Results (1.0 g/t Au lower cut off grade)				
					From (m)	To (m)	Interval (m)	Grade (g/t Au)	Lode
TNG1729 - R	6570956.40	326953.40	-60/180	120.00				NSR	Surprise
TNG1730 - R	6570940.00	326990.90	-60/180	90.00				NSR	Surprise

Table 4
Battery - RC Drilling
Significant Intersections
(>1.0 g/t Au)

Hole Number	Grid North	Grid East	Dip/ Azimuth	Total Depth (m)	Significant Results (1.0 g/t Au lower cut off grade) From (m)	To (m)	Interval (m)	Grade (g/t Au)	Lode
TNG1731 - R	1340.42	462.01		144.00	71.00	73.00	2.00	1.99	HW1
					84.00	85.00	1.00	9.75	HWQV
					112.00	113.00	1.00	9.50	CL
					117.00	120.00	3.00	3.44	FW1
TNG1732 - R	1380.82	448.77	-60/249	109.00	56.00	62.00	6.00	5.53	HW1
TNG1733 - R	1419.32	486.69	-60.249	128.00	66.00	72.00	6.00	1.45	HW2
					92.00	96.00	4.00	11.10	HW1
					98.00	104.00	6.00	1.50	HWQV
					110.00	111.00	1.00	3.25	CL
TNG1734 - R	1418.37	452.08	-60/249	91.00	56.00	64.00	8.00	4.59	HW1
					77.00	79.00	2.00	3.97	FW1
TNG1735 - R	1461.87	453.45	-60/249	109.00	54.00	55.00	1.00	12.90	HWQV
					80.00	82.00	2.00	1.62	CL
					89.00	90.00	1.00	3.45	FW1
TNG1736 - R	1536.03	455.39	-60/249	127.00	31.00	40.00	9.00	3.06	HW2
					96.00	99.00	3.00	2.10	CL
TNG1737 - R	1577.14	434.75	-60/249	139.00	29.00	31.00	2.00	1.81	HW2
					84.00	87.00	3.00	2.12	CL
					104.00	128.00	22.00	1.92	FW2
TNG1738 - R	1620.35	451.26	-55/249	135.00				NSR	
TNG1739 - R	1702.31	429.31	-55/249	97.00				NSR	
TNG1740 - R	1661.04	417.83	-55/249	139.00	120.00	127.00	7.00	2.07	FW2
TNG1741 - R	1500.59	426.00	-60/249	87.00	5.00	10.00	3.00	1.14	HW2
					53.00	56.00	3.00	2.44	CL
TNG1742 - R	1537.61	578.38	-60/249	100.00				NSR	
TNG1743 - R	1458.60	622.49	-60/249	145.00				NSR	
TNG1744 - R	1379.79	483.26	-60/249	150.00	103.00	106.00	3.00	1.63	HW1
TNG1745 - R	1498.50	478.85	-60/249	100.00				NSR	
TNG1746 - R	1536.95	492.34	-60/249	97.00				NSR	

Table 5
Three Mile Hill - RC Drilling
Significant Intersections
(>1.0 g/t Au)

Hole Number	Grid North	Grid East	Dip/ Azimuth	Total Depth (m)	Significant Results (1.0 g/t Au lower cut off grade) From (m)	To (m)	Interval (m)	Grade (g/t Au)	Lode
TMHWMB1	5050.00	5230.00	-90/NA	150.00				NSR	
TMHWMB2	4980.00	4860.00	-90/NA	67.00				NSR	
TMHWMB2A	4975.00	4870.00	-90/NA	150.00				NSR	
TMHWMB3	4650.00	4900.00	-90/NA	153.00				NSR	
TMHWMB4	4960.00	5180.00	-90/NA	156.50				NSR	

Table 6
Greenfields - RC Drilling
Significant Intersections
(>1.0 g/t Au)

Hole Number	Grid North	Grid East	Dip/ Azimuth	Total Depth (m)	Significant Results (1.0 g/t Au lower cut off grade) From (m)	To (m)	Interval (m)	Grade (g/t Au)	Lode
GFR429	30210.58	50355.42	-60/020	110.00	40.00	50.00	10.00	2.18*	
					61.00	66.00	5.00	2.00	
					75.00	83.00	9.00	1.80	
					88.00	98.00	10.00	3.78**	
GFR430	30230.49	50322.62	-60/020	150.00	104.00	125.00	21.00	2.24***	
					133.00	138.00	5.00	1.36	
GFR431	30210.49	50326.26	-58/020	142.00	109.00	114.00	5.00	3.39	
					120.00	126.00	6.00	3.29	
GFD432	30220.35	50310.94	-59/020	187.00	35.00	40.00	5.00	1.34*	
					71.50	72.30	0.80	23.30	
					123.70	129.50	6.80	1.53	
					143.30	149.00	5.70	1.32	
GFD433	30220.26	50327.17	-54/020	132.80	25.00	27.00	2.00	5.68	
					48.50	52.00	3.50	1.69	
					90.50	94.00	4.00	2.17	
					98.50	101.00	2.50	2.21	
					112.00	124.50	12.50	2.45	
GF434	30180.39	50354.23	-50/020	110.00	58.00	67.00	9.00	2.30	
					72.00	83.00	11.00	4.36****	

* = includes composite samples

** = includes 1m @ 14.2 g/t Au

*** = includes 1m @ 18.9 g/t Au

**** = includes 1m @ 25.40 g/t Au

Data as supplied by Mining Project Investors Pty Ltd

APPENDIX 2

SANDSTONE PROJECT
SIGINFICANT DRILLING INTERCEPTS

Table 1
Beefwood Prospect
Significant RAB Intersections
(>1.0 g/t Au)

Hole ID	AMG East	AMG North	Dip/ Azimuth	Depth (m)	From (m)	To (m)	Length (m)	Grade g/t
Beefwood								
TAR190	740385	6884805	-60/360	62	54	56	(2)	5.73
TAR192	740463	6884756	-60/360	63	46	48	(2)	3.28
TAR193	740461	6884785	-60/360	59	35	42	(7)	3.54
TAR248	740334	6884804	-60/360	75	70	73	(3)	1.25
TAR250	740498	6884754	-60/360	63	35	40	5	1.19
TAR251	740539	6884746	-60/360	60	25	35	10	2.65
						incl	5	4.07
					45	55	10	1.03

( ) Wet or damp interval.

Table 2
Indomitable Prospect
Anomalous RAB / Aircore Intersections

Hole ID	AMG East	AMG North	Dip/ Azimuth	Depth (m)	From (m)	To (m)	Length (m)	Grade g/t
TAC041	733161	6891700	-60/090	110	45	55	10	0.50
TAC042	733133	6892300	-60/090	81	10	15	5	0.98
TAR275	733504	6891906	-60/360	79	5	15	10	0.74
TAR276	733504	6891854	-60/360	64	5	10	5	1.73
TAR277	733492	6891809	-60/360	36	5	10	5	1.16

APPENDIX 2
SANDSTONE PROJECT
SIGINFICANT DRILLING INTERCEPTS
(continued)

Table 3
Hacks / Oroya Prospects
RC Drilling - Significant Intersections
(>1.0 g/t Au)

Hole ID	AMG East	AMG North	Dip/ Azimuth	Depth (m)	From (m)	To (m)	Length (m)	Grade g/t
Hacks								
TRC027	725700	6900727	-60/090	26	21	22	1	3.78
					23	25	2	1.42
TRC033	725675	6900726	-60/090	55	34	35	1	1.91
TRC034	725649	6900724	-60/090		47	49	2	2.87
					59	60	1	1.34
TRC035	725623	6900718	-60/090	83	0	3	3	1.99
					58	63	5	3.18
TRC044	725698	6900457	-60/90	73	14	15	1	6.15
TRC045	725675	6900441	-60/90	90	74	79	5	3.18
Oroya								
TRC043	727104	6901558	-60/090	85	52	55	3	3.85
					62	65	3	9.36
				Inc.	63	64	1	19.90
TRC046	727080	6901555	-60/090	90	66	67	1	3.02
TRC047	727108	6901541	-60/090	80	44	45	1	1.43
					64	65	1	4.10
TRC048	727078	6901533	-60/090	95	70	77	7	6.20
				Inc.	70	71	1	34.20
TRC049	727039	6901536	-60/090	105	82	84	2	2.16
TRC051	727075	6901455	-60/090	95	66	69	3	12.89
				Inc.	67	68	1	34.10
TRC052	727041	6901456	-60/090	105	93	95	2	2.00
					96	97	1	3.90
TRC053	727131	6901382	-60/090	90	74	77	3	2.65
TRC054	727046	6901393	-60/090	110	90	91	1	1.30
					96	98	2	1.51
					99	100	1	1.01
TRC055	727231	6901298	-60/090	40	23	24	1	1.26

Data as supplied by Troy Resources NL

APPENDIX 3
MONTAGUE PROJECT
SIGNIFICANT DRILLING INTERCEPTS

Table 5
Montague - RC Drilling
Significant Intersections
(>1.0 g/t Au)

Hole ID	AMG East	AMG North	Dip/ Azimuth	From (m)	To (m)	Length (m)	Grade g/t
Airport Central M57/99							
GRC012	6964350	751885	-60/270	72	73	1	4.90
GRC013	6964325	751870	-60/270	26	28	2	1.95
				47	52	5	1.48
GRC015	6964300	751860	-60/270	28	36	8	30.04
			Includes	30	31	1	35.81
			"	31	32	1	173.39
			"	32	33	1	16.80
				39	47	8	1.18
Hole ended in mineralisation				78	80	2	0.90
GRC016	6964300	751825	-60/90	33	35	2	6.05
				39	40	1	3.35
GRC017	6964300	751810	-60/90	37	40	3	2.30
GRC018	6964325	751810	-60/90	41	46	5	8.94
			Includes	41	42	1	38.19
Hole ended in mineralisation				79	80	1	1.06*
GRC019	6964275	751804	-60/90	14	16	2	1.05
				29	32	3	3.12
				39	40	1	2.29
GRC020	6964275	751820	-60/90	31	34	3	6.93
			Includes	32	33	1	14.96
				39	40	1	1.08
				41	42	1	1.47
GRC021	6964275	751855	-60/270	15	17	2	8.56
				25	26	1	2.78
				29	35	6	2.24
				40	41	1	1.56
GRC022	6964275	751865	-60/270	38	39	1	2.68
GRC023	6964250	751840	-60/270	23	25	2	5.38
GRC024	6964250	751850	-60/270	22	24	2	3.94
GRC025	6964250	751860	-60/270	22	23	1	1.83
				31	32	2	1.93
GRC030	6964325	751825	-60/90	35	39	4	1.69
GRC032	6964275	751830	-60/90	25	26	1	20.86
				32	33	1	1.02
Airport Western M57/99							
GRC028	6964450	751537	-60/270	32	33	1	1.78
				36	38	2	1.47

Results reported using 0.5 g/t lower cut off
*** denotes bottom of hole**

Data as supplied by Gateway Mining NL

APPENDIX 4
CHANGES IN INTERESTS IN MINING TENEMENTS

Project Name	Tenement Reference	Nature of Interest	Interest or right to earn at beginning of quarter	Interest or right to earn at end of quarter
Coolagrdie	GML15/6242	Joint Venture Equity	100%	50%
	GML15/6246	"	"	"
	GML15/6758	"	"	"
	GML15/7089	"	"	"
	L15/27	"	"	"
	L15/28	"	"	"
	L15/34	"	"	"
	L15/42	"	"	"
	L15/51	"	"	"
	L15/59	"	"	"
	L15/53	"	"	"
	L15/77	"	"	"
	L15/78	"	"	"
	L15/88	"	"	"
	L15/90	"	"	"
	L15/95	"	"	"
	L15/96	"	"	"
	L15/114	"	"	"
	L15/116	"	"	"
	L15/119	"	"	"
	L15/122	"	"	"
	L15/123	"	"	"
	L15/126	"	"	"
	L15/127	"	"	"
	L15/130	"	"	"
	L15/161	"	"	"
	L15/164	"	"	"
	L15/176	"	"	"
	L15/177	"	"	"
	L15/186	"	"	"
	L15/200	"	"	"
	L15/211	"	"	"
	M15/40	"	"	"
	M15/73	"	"	"
	M15/121	"	"	"
	M15/148	"	"	"
	M15/150	"	"	"
	M15/151	"	"	"
	M15/152	"	"	"
	M15/154	"	"	"

Project Name	Tenement Reference	Nature of Interest	Interest or right to earn at beginning of quarter	Interest or right to earn at end of quarter
Coolagrdie (cont.)	M15/156	Joint Venture Equity	100%	50%
	M15/176	"	"	"
	M15/277	"	"	"
	M15/299	"	"	"
	M15/491	"	"	"
	M15/545	"	"	"
	M15/594	"	"	"
	M15/595	"	"	"
	M15/630	"	"	"
	M15/636	"	"	"
	M15/645	"	"	"
	M15/646	"	"	"
	M15/647	"	"	"
	M15/660	"	"	"
	M15/677	"	"	"
	M15/725	"	"	"
	M15/1293	"	"	"
	M15/1294	"	"	"
	P15/2474	"	"	"
	P15/2741	"	"	"
	P15/2870	"	"	"
	P15/2871	"	"	"
	P15/2872	"	"	"
	P15/2873	"	"	"
	P15/2874	"	"	"
	P15/2886	"	"	"
	P15/2890	"	"	"
	P15/2921	"	"	"
	P15/3000	"	"	"
	P15/3011	"	"	"
	P15/3012	"	"	"
	P15/3018	"	"	"
	P15/3229	"	"	"
	P15/3235	"	"	"
	P15/3325	"	"	"
	P15/3394	"	"	"
	P15/3462	"	"	"
	P15/3484	"	"	"
	P15/3543	"	"	"
	P15/3630	"	"	"
	P15/3699	"	"	"
	P15/3700	"	"	"
	P15/3721	"	"	"
	P15/3785	"	"	"

Project Name	Tenement Reference	Nature of Interest	Interest or right to earn at beginning of quarter	Interest or right to earn at end of quarter
Coolagrdie (cont.)	P15/3849	Joint Venture Equity	100%	50%
	P15/4110	"	"	"
	P15/4126	"	"	"
	P15/4131	"	"	"
	P15/4132	"	"	"
	P15/4133	"	"	"
	P15/4134	"	"	"
	P15/4135	"	"	"
	P15/4136	"	"	"
	P15/4137	"	"	"
	P15/4138	"	"	"
	P15/4139	"	"	"
	P15/4140	"	"	"
	P15/4141	"	"	"
	P15/4142	"	"	"
Mystery Mint				
	GML15/6897	Joint Venture Equity	51%	25.5%
	M15/365	"	"	"
	M15/662	"	"	"
	M15/711	"	"	"
	M15/1384	"	"	"
	P15/2617	"	"	"
	P15/2774	"	"	"
	P15/2775	"	"	"
	P15/2943	"	"	"
	P15/2955	"	"	"
	P15/3200	"	"	"
	P15/3201	"	"	"
Rainbow				
		Joint Venture Equity	80%	40%
	P15/2869	"	"	"
	P15/2919	"	"	"
	P15/2920	"	"	"
Montague				
		Joint Venture Equity	100%	15%
	GPL57/2	"	"	"
	M57/48	"	"	"
	M57/98	"	"	"
	M57/99	"	"	"
	M57/217	"	"	"